SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                --------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                              (Amendment No. 7(1))

                              LIQUID AUDIO, INC.
                               (Name of Issuer)

                        COMMON STOCK, $0.001 PAR VALUE
                        (Title of Class of Securities)

                                  53631T 10 2
                                (CUSIP Number)

                             STEVEN WOLOSKY, ESQ.
                OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                505 Park Avenue
                           New York, New York 10022
                                (212) 753-7200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 29, 2002
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 10 Pages)

--------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53631T 10 2                   13D                   Page 2 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     STEEL PARTNERS II, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,054,766

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,054,766

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,054,766

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 53631T 10 2                   13D                   Page 3 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        WARREN G. LICHTENSTEIN

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,054,766

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,054,766

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,054,766

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 53631T 10 2                    13D                 Page 4 of 10 Pages

      The following constitutes Amendment No. 7 ("Amendment No. 7") to the
Schedule 13D filed by the undersigned. This Amendment No. 7 amends the Schedule 13D as specifically set forth.

      Item 3 is hereby amended and restated as follows:

      Item 3. Source and Amount of Funds or Other Consideration.

      The aggregate purchase price of the 2,054,766 Shares of Common Stock owned by Steel Partners II is $4,812,444. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

      Item 4 is hereby amended to add the following:

      On May 29, 2002, Steel Partners II delivered a letter to the Board of Directors of the Issuer expressing its disappointment with the Issuer's financial performance during the first quarter of fiscal 2002 and management's continued inability to control the Issuer's "cash burn." Steel Partners II also urges the Board to avoid a proxy contest and appoint the musicmaker.com nominees to the Board of Directors. Steel Partners II also cautions against making an acquisition or entering into any other transaction that would not yield a substantial amount of the Issuer's cash directly to its shareholders. A copy of the letter is filed as an exhibit to this Amendment No. 7 and incorporated herein by reference.

      Item 5(a) is hereby amended and restated as follows:

      (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 22,745,624 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 28, 2002.

      As of the close of business on May 28, 2002, Steel Partners II beneficially owned 2,054,766 Shares of Common Stock, constituting approximately 9.0% of the Shares outstanding. Mr. Lichtenstein beneficially owned 2,054,766 Shares, constituting approximately 9.0% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 2,054,766 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

CUSIP No. 53631T 10 2                    13D                  Page 5 of 10 Pages

      Item 5(c) is hereby amended to add the following:

      (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

      Item 7 is hereby amended to add the following exhibit:

      8. Letter from Steel Partners II, L.P. to the Board of Directors of Liquid Audio, Inc., dated May 29, 2002.

CUSIP No. 53631T 10 2                    13D                  Page 6 of 10 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 29, 2002                    STEEL PARTNERS II, L.P.

                                        By:   Steel Partners, L.L.C.
                                              General Partner


                                        By: /s/ Warren G. Lichtenstein
                                            ---------------------------
                                            Warren G. Lichtenstein
                                            Chief Executive Officer


                                        /s/ Warren G. Lichtenstein
                                        --------------------------
                                        WARREN G. LICHTENSTEIN

CUSIP No. 53631T 10 2                    13D                  Page 7 of 10 Pages

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days

    Shares of Common Stock           Price Per                Date of
           Purchased                 Share($)                 Purchase
          -----------               ----------               ----------

                             STEEL PARTNERS II, L.P.

            31,200                    2.4813                   5/06/02
            18,700                    2.4800                   5/07/02
            15,900                    2.4882                   5/08/02
            54,900                    2.5008                   5/09/02
            32,200                    2.5150                   5/10/02
            15,300                    2.5141                   5/14/02
             9,000                    2.5000                   5/15/02
             5,000                    2.5100                   5/16/02
               900                    2.5200                   5/22/02
             2,300                    2.5200                   5/23/02
             3,000                    2.5200                   5/24/02


                               WARREN LICHTENSTEIN

                                      None

CUSIP No. 53631T 10 2                    13D                  Page 8 of 10 Pages

                                  EXHIBIT INDEX

Exhibit                                                          Page
-------                                                          ----

1.    Joint Filing Agreement, dated July 26,
      2001 (previously filed).

2.    Letter from Steel Partners II, L.P. to
      the Board of Directors of Liquid
      Audio, Inc., dated September 10, 2001
      (previously filed).

3.    Letter from Steel Partners II, L.P. to
      certain officers and directors of
      Liquid Audio, Inc., dated October 3,
      2001 (previously filed).

4.    Letter from Steel Partners II, L.P. to
      the Board of Directors of Liquid
      Audio, Inc., dated October 22, 2001
      (previously filed).

5.    Letter from Steel Partners II, L.P. to
      the Board of Directors of Liquid
      Audio, Inc., dated October 25, 2001
      (previously filed).

6.    Letter from Steel Partners II, L.P. to
      the Board of Directors of Liquid
      Audio, Inc., dated November 26, 2001
      (previously filed).

7.    Letter from Steel Partners II, L.P. to
      the Board of Directors of Liquid
      Audio, Inc., dated April 16, 2002
      (previously filed).

8.    Letter from Steel Partners II, L.P. to                   9 to 10
      the Board of Directors of Liquid
      Audio, Inc., dated May 29, 2002.

CUSIP No. 53631T 10 2                    13D                  Page 9 of 10 Pages

                                 STEEL PARTNERS
                              150 SOUTH RODEO DRIVE
                                    SUITE 100
                         BEVERLY HILLS, CALIFORNIA 90212
                                    --------
                               TEL (310) 246-3741
                               FAX (310) 777-3041

May 29, 2002

The Board of Directors
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063

Ladies and Gentlemen:

Steel Partners II, L.P. ("Steel Partners"), the largest shareholder of Liquid Audio, Inc. (the "Company"), is stunned by the pathetic performance of the Company during the first quarter. As reported in the Company's Form 10-Q for the quarter ended March 31, 2002, the Company's revenues were down approximately 82% from the previous quarter and gross profit was negative. Even if we disregard the intercompany revenues from the previous quarter, revenues were still down approximately 32% sequentially.

We fail to understand how management can describe the reduction of the "cash burn" by an immaterial amount during the first quarter as an improvement when the Company's performance was an utter disaster by any financial measurement. To further prove how terrible the Company's performance was, allow us to provide some financial analysis. Revenues for the quarter were $135,000 or an average of $1,500 per day. Based on 100 employees, an approximate number of employees the Company employs to date, the average revenue attributable to each employee was $15 per day. Unbelievably, the Company would have generated more revenues if it sent its employees to work for minimum wage rather than allowing them to pursue the Company's "business strategy."

During the May 14, 2002 conference call, management discussed its technological leadership position. The Company's stockholders are tired of hearing about the "value" and "opportunity" in the assets and do not believe there is any value beyond the Company's cash and deferred tax assets (the only asset the Company grows on a consistent basis). If the Company truly has valuable technology, prove us wrong and sell it immediately to the highest bidder and distribute all of the cash to shareholders. Please note that it is not just your two largest shareholders who feel this way. We continue to receive multiple calls and letters from a broad range of shareholders who share our view.

CUSIP No. 53631T 10 2                    13D                 Page 10 of 10 Pages

As you can see in the most recent Schedule 13D filed by Steel Partners, we increased our ownership position to approximately 9.0% of the Company's outstanding shares and we are prepared to replace management and directors in favor of responsible owners. We have asked you before to avoid a pointless proxy fight and invite the musicmaker.com nominees onto the Board. Short of selling the Company immediately, we still believe this is the most appropriate course of action.

Finally, we would like to caution you against wasting valuable cash by making an acquisition that would further destroy shareholder value. The only transaction you should be considering is one that will yield a substantial amount of the Company's cash to shareholders. We, along with many other shareholders, strongly believe that an acquisition would be considered a waste of corporate assets and a breach of your duty of care and loyalty to the Company's shareholders, an action that could subject you to personal liability. Again, we implore you to take immediate steps to maximize shareholder value and not pursue this business plan any further.

If you would like to further discuss any of the above ideas, please call me at
(310) 246-3741.

Very truly yours,


/s/ Josh Schechter
Josh Schechter
Steel Partners